UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AETHLON MEDICAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00808Y09

(CUSIP Number)

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Ellen R. Weiner, Trustee
Ellen R. Weiner Family Revocable Trust
10300 W. Charleston Blvd. #13-222
Las Vegas, NV  89135

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.Names of Reporting Persons.
Ellen R. Weiner Family Revocable Trust

2.Check the Appropriate Box if a Member of a Group
(a)
(b)

3.SEC Use Only
4.Source of Funds  PF

5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization  US


Number of Shares
Beneficially
Owned by
Each Reporting
Person With:


7.Sole Voting Power 24,469,030 shares + 16,001,242 unexercised warrants





8.Shared Voting Power      NONE





9.Sole Dispositive Power 24,469,030 shares + 16,001,242 unexercised warrants





10.Shared Dispositive Power NONE



11.Aggregate Amount Beneficially Owned by Each Reporting Person   40,470,272

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.Percent of Class Represented by Amount in Row (11)  11.69%

14.Type of Reporting Person   00



ITEM 1. SECURITY AND ISSUER

The title of the class of equity security to which this statement relates is Common Stock, $.001 par value. The Reporting Person converted one Series A Convertible Note with a total principal amount of $660,000 issued by Issuer. The Note was converted into Units consisting of 15,714,286 principal shares, 7,603,968 interest shares, 75,000 restructuring fee shares and 7,206,746 warrants.

One of the two warrants is exercisable to purchase 6,809,524 shares of Common Stock at a price of $0.042 per share for a term ending on July 1, 2019. The other warrant is exercisable to purchase 397,222 shares of Common Stock at a price of $0.108 per share for a term ending on July 1, 2019.

The Issuer of the securities is Aethlon Medical, Inc. (the Issuer). Principal executive offices of Issuer are located at 9635 Granite Ridge Drive, Suite 100, San Diego, CA 92123.


ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the Reporting Person filing this statement is Ellen R. Weiner Family Revocable Trust, Ellen R. Weiner, TTEE

(b) The business address of the Reporting Person is
10300 W. Charleston Blvd. #13-222, Las Vegas, NV  89135

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(e) The Trustee and Beneficiary of Reporting Person,
Ellen R. Weiner, is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used its personal funds to invest in the Note.

ITEM 4. PURPOSE OF TRANSACTION

This Schedule 13D is being filed because the Reporting Person converted the Series A Note. The Reporting Person converted the Note and thus the Common Stock and Warrants were received as a result of said conversion.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person beneficially owns 1,075,776 shares of Common Stock as well as Warrants to purchase 8,794,526 shares of the Issuer. These amounts are in addition to and not including the Common Stock and Warrants received on conversion of the Note. The Warrants that pre-existed the conversion of the Note grant the Reporting Person the right to purchase shares of Common Stock of the Issuer through a term ending July 1, 2018 for $0.042 per share. All together, the Reporting Person beneficially owns 40,470,272 shares, including shares underlying unexercised warrants.
This would represent 11.69% of the Common Stock of the Issuer.

The Reporting Person has the sole power to vote and dispose of 100% of all shares of Common Stock. The Reporting Person will, however, be able to vote and dispose of the shares of Common Stock underlying the Warrants only if it exercises the Warrants.

No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities, except as provided herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6 except the Warrants.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

n/a


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date



Signature


Ellen R. Weiner, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.